September 30, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	MacroGenics, Inc.
Registration Statement on Form S-1
Filed September 20, 2013
File No. 333-190994

Ladies and Gentlemen:

On behalf of MacroGenics, Inc. (the “Company”), we have been authorized to present additional information to supplement the Company’s prior response to comment 2 contained in the comment letter dated September 25, 2013 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-190994) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

As the Company has previously advised the Staff, it completed contemporaneous valuations to determine the fair value of its common stock. These valuations were completed as of December 31, 2012, March 31, 2013, June 30, 2013 and August 31, 2013. Each of these valuations followed the AICPA’s Practice Aid entitled Valuation of Privately-Held Company Equity Securities Issued as Compensation taking into account the facts and circumstances as they existed at those times. The Company does not believe that it would be appropriate to retroactively revise those valuations based on changed, current circumstances and events. Moreover, the Company believes that it has appropriately disclosed the Company’s considerations in the determination of fair value of common stock surrounding each valuation within pages 62 through 71 of the Registration Statement.

September 30, 2013

The table below summarizes the Company’s various scenarios, including assumptions regarding underlying equity values, probability weighting and lack-of-marketability (liquidity) discounts as of each valuation date, as well as the resulting fair market value per common share for each scenario. As can be seen, the relative weighting of the various scenarios has a meaningful impact on the fair market value of the Company’s common stock on a per share basis. Under each scenario, the equity value of the Company and the resulting fair value per share increases as the potential exit event draws closer or becomes more likely to occur. For example, with respect to the various IPO scenarios, the increase in equity values is attributed to the overall biotechnology market as well as steadily increasing IPO pre-money values received by companies that have gone public. With respect to the “remain private” scenario (i.e., Scenario 5, which uses the income approach), the resulting equity value increased during 2013 reflecting the significant advancement of the Company’s development program (e.g., achievement of clinical successes and advancement of clinical trials with FDA’s agreement) as well as the status of its various collaboration agreements (e.g., achievement of the research objectives). In addition, the lack-of-marketability discount decreases over time, reflecting the increasing likelihood of an IPO outcome over 2013:

	IPO by End of 2013				Early 2014 IPO		M&A		Remain Private Longer
	Scenario 1		Scenario 2		Scenario 3		Scenario 4		Scenario 5
	IPO in 2Q 2013		IPO in 4Q 2013		IPO in 1Q 2014		M&A by 4Q 2014		Remain Private Longer		Total
As of 12/31/12	Equity Value	$110M	Equity Value	$120M	Equity Value	$125M	Equity Value	$175M	Equity Value	$81M
(25% Liquidity Discount)	Weighting	5.0%	Weighting	15.0%	Weighting	15.0%	Weighting	10.0%	Weighting	55.0%	100.0%
	Alloc. Equity Val.	$6M	Alloc. Equity Val.	$18M	Alloc. Equity Val.	$19M	Alloc. Equity Val.	$18M	Alloc. Equity Val.	$45M	$104M
	Per Share	$0.17	Per Share	$0.50	Per Share	$0.49	Per Share	$0.07	Per Share	$0.23	$1.50

			IPO in 4Q 2013		IPO in 1Q 2014		M&A by 3Q 2015		Remain Private thr. 12/31/15
As of 3/31/13			Equity Value	$150M	Equity Value	$160M	Equity Value	$225M	Equity Value	$96M
(20% Liquidity Discount)			Weighting	20.0%	Weighting	20.0%	Weighting	15.0%	Weighting	45.0%	100.0%
			Alloc. Equity Val.	$30M	Alloc. Equity Val.	$32M	Alloc. Equity Val.	$34M	Alloc. Equity Val.	$43M	$139M
			Per Share	$0.94	Per Share	$0.94	Per Share	$0.25	Per Share	$0.39	$2.63

			IPO in 4Q 2013		IPO in 1Q 2014		M&A by 3Q 2015		Remain Private thr. 12/31/15
As of 6/30/13			Equity Value	$190M	Equity Value	$200M	Equity Value	$280M	Equity Value	$152M
(15% Liquidity Discount)			Weighting	32.5%	Weighting	22.5%	Weighting	15.0%	Weighting	30.0%	100.0%
			Alloc. Equity Val.	$62M	Alloc. Equity Val.	$45M	Alloc. Equity Val.	$42M	Alloc. Equity Val.	$46M	$194M
			Per Share	$2.16	Per Share	$1.47	Per Share	$0.46	Per Share	$0.62	$4.69

			IPO in 4Q 2013		IPO in 1Q 2014		M&A by 3Q 2015		Remain Private through 2015
As of 8/31/13			Equity Value	$230M	Equity Value	$240M	Equity Value	$336M	Equity Value	$164M
(12.5% Liquidity Discount)			Weighting	60.0%	Weighting	15.0%	Weighting	15.0%	Weighting	10.0%	100.0%
			Alloc. Equity Val.	$138M	Alloc. Equity Val.	$36M	Alloc. Equity Val.	$50M	Alloc. Equity Val.	$16M	$241M
			Per Share	$5.22	Per Share	$1.29	Per Share	$0.74	Per Share	$0.25	$7.51

September 30, 2013

In early January 2013, the Company executed a collaboration agreement with Gilead, Inc. This agreement had been significantly negotiated by December 31, 2012, and therefore our valuation as of such date includes the effects of this transaction. The Gilead agreement provided an upfront cash payment of $7.5 million in exchange for a license related to one early stage drug candidate. Any further monetary value derived from the agreement is dependent upon demonstration of activity of this drug candidate in pre-clinical animal models. At the time this agreement was reached, the Company had not yet constructed, produced or pre-clinically tested such a molecule for Gilead, and to do so would require significant time and risk to successfully execute this work. Therefore, the potential to receive subsequent milestone payments was far from certain and would not likely be received until well into the future. Any such potential future cash flows were discounted to present value and reflected in the Company’s equity value, as determined by the income approach and reflected in the “remain private” scenario. Management and the board of directors believed that the best liquidity option would be to continue as a private company working to develop its early stage clinical and pre-clinical drug candidates and therefore the “remain private” scenario was the most heavily weighted at December 31, 2012.

In late January 2013, the only relevant IPOs of oncology companies were KaloBios and Stemline Therapeutics, neither of which had significant equity values (pre-money equity market values at IPO were $121 million and $50 million, respectively) and neither performed well subsequent to its IPO. Therefore, the equity value ascribed to the “IPO by the 2nd quarter of 2013” scenario was $110 million. The equity values for the “IPO by the 4th quarter of 2013” scenario of $120 million and the “IPO by the 1st quarter of 2014” scenario of $125 million were only slightly higher. The pre-money equity valuation of biotechnology IPOs completed during the period January 1 to March 31, 2013 were approximately $100.1 million; therefore, the Company believes that the equity value used was reasonable.

As per the table on page 2, the total weighted equity value as of December 31, 2012 was approximately $104 million resulting in a fair value of the Company’s common stock of $1.50 per share.

Change from January 1, to March 31, 2013

There were no material changes to the Company’s business between January and March 2013. There were two biotechnology IPOs, Tetraphase and Enanta from February to March 2013. Tetraphase priced below the range and Enanta priced in the range and their pre-money equity values at the time of IPO were $58 million and $171 million, respectively. Therefore, to determine the fair value per common share under the market

September 30, 2013

approach for the “IPO by the 4th quarter 2013” scenario and the “IPO by the 1st quarter 2014” scenario the Company used $150 million and $160 million, respectively. These represented increases in the equity value assumptions related to the market approach of approximately 36% and 33%, respectively, from the Company’s December 31, 2012 inputs. Further, management’s assessment of the probability of an IPO in 2014 was increased by 5% based upon the increasing biotechnology investor receptivity and IPO values observed in the market. Similarly, the equity value under the M&A scenario increased to $225 million from $175 million at December 31, 2012 principally due to eight observable market transactions. Specifically, the acquisitions of MAP Pharmaceuticals by Allergan and YM Biosciences by Gilead, Inc. represented control premiums of 60% and 86%, respectively. These control premiums implied a greater equity value assumptions for the potential M&A scenario for the Company. As a result, the probability of an exit under an M&A scenario also increased 5%. Finally, management and the board determined that, based on the Company’s relatively low need to raise capital as a result of its then current cash and cash equivalents, existing collaboration arrangements and anticipated milestones, the most likely to occur scenario was still to remain private.

As per the table on page 2, the total weighted equity value as of March 31, 2013, was approximately $139 million, resulting in a fair value of the Company’s common stock of $2.63 per share. The change in such value from December 31, 2012 to March 31, 2013 was approximately 75%, which is supported by the increase in equity values used under all scenarios, specifically an increase of 25% and 28% attributed to the IPO and M&A scenarios, respectively.

Change from April 1 to June 30, 2013

After observing several additional biotechnology IPOs in April, management discussed the possibility of an IPO with the Company’s board of directors and board observers. Certain members of the board were uncertain as to whether to begin to pursue an IPO, pursue potential M&A transactions or continue as a private entity. On May 31, 2013, Epizyme, a company with attributes and stage of development similar to those of the Company, went public and priced within its filing range. Epizyme had a pre-money valuation of $326 million. In mid June, bluebird bio also went public and priced well above its range. Both companies have done very well since their IPO (e.g., trading up 88% and 104%, respectively, one week following their initial offerings). However, the Company’s board of directors and board observers remained uncertain about the sustainability of the biotechnology IPO market. The equity values the Company used in the IPO scenarios increased to $190 million and $200 million, respectively, which represented an increase in excess of 25% from March 31, 2013. In mid-June, the

September 30, 2013

Company selected bankers for its IPO and held its IPO organizational meeting. Consequently, the Company’s probability assessment of a 2013 IPO increased from 20.0% to 32.5%. The pre-money equity valuations of biotechnology IPOs completed during the period April 1 to June 30, 2013 was approximately $204.2 million; therefore, the Company believes that the equity value it utilized for its two IPO scenarios was reasonable. Further, four additional M&A transactions increased the equity value attributed to the M&A scenario; specifically, Valeant’s acquisition of Obagi represented a control premium of nearly 70%. Finally, in early June, the Company had a successful presentation of Phase 1 results at the American Society of Clinical Oncology (ASCO) related to margetuximab that was well received. These results strengthened the likelihood of clinical success for margetuximab under the “remain private” scenario resulting in a significant increase in equity value from $96 million to $152 million.

As per the table on page 2, the total weighted equity value as of June 30, 2013, was approximately $194 million, resulting in a fair value of the Company’s common stock of $4.69 per share. The change in such value from March 31, 2013 to June 30, 2013 was approximately 78%, which is supported by the increase in equity values under all scenarios for the reasons articulated above.

Change from July 1 to August 31, 2013

In July, four biotechnology companies (Oncomed, Agios, Onconova and Conatus) went public. All four entities priced either within or above their ranges and three of the four traded above their initial offering price. As a result, the Company’s equity values assumed in its IPO scenarios increased by 21% from June 30, 2013. In addition, the pre-money equity valuations of biotechnology IPOs completed during the period July 1 to September 30, 2013, excluding Intrexon (not considered a market comparable company), was approximately $246.8 million; therefore, the Company believes that the equity values it used for its IPO scenarios were reasonable. As a result of the continued favorable market reception to biotechnology IPOs of companies that were similar to the Company, the Company increased the probability of the “IPO by the 4th quarter of 2013” scenario from 32.5% to 60.0%. In late August, the Company met with the FDA and obtained agreement to move forward with a pivotal Phase 3 study for margetuximab. This is a significant value creator as the Company would be able to skip the Phase 2 study and thereby potentially shorten the time to market for this product candidate. The Company notes that when other companies have announced successful clinical outcomes that it is not uncommon for the fair value of those companies’ common stock to significantly increase.

September 30, 2013

As per the table on page 2, the total weighted equity value as of August 31, 2013, was approximately $241 million, resulting in a fair value of the Company’s common stock of $7.51 per share. The change in such value from June 30, to August 31, 2013 was approximately 60%, which is supported by the increase in probabilities of the IPO scenarios and the increase in equity values derived under all other scenarios.

Management notes that the NASDAQ biotechnology index increased nearly 20% during the period from July 1 through August 31, 2013 and nearly 50% from January 1 through August 31, 2013. Because of the significant growth in the biotechnology IPO market, the Company also considered whether a retrospective valuation would be appropriate. As the Company did not engage with investment bankers or begin the drafting of the registration statement until June 2013, management believes it would not be appropriate to complete a retrospective review of periods prior to July 1 as each valuation of the Company’s common stock was completed with the market facts that existed at that point in time.

Although the Company firmly believes that its valuation methodology at the dates indicated is appropriate, even if it were to apply the mid-point of the IPO range to awards beginning with those issued on June 19, 2013 (the approximate time the Company truly contemplated the IPO), the resulting change in its fair value of the option award and resulting stock-based compensation expense would be immaterial for the six-month period ended June 30, 2013.

In conclusion, the Company believes that at each valuation, management appropriately took into account changes to its business (collaboration agreement with Gilead, successful presentation of results at ASCO along with the FDA’s agreement to allow the Company to begin a Phase 3 clinical trial), observable market transactions (successful IPOs and their subsequent trading activity, along with M&A transactions of a similar size and nature) and other relevant factors (e.g., probability weighting of exit scenarios). The resulting weighted equity values and fair value of common stock represent management’s best estimate of fair value at each respective period. Further, the Company continues to believe that the disclosures included within MD&A are reflective of these facts and the considerations that both management and the board of directors made at each valuation date.

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September 30, 2013

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 942-5124 or by email at richard.baltz@aporter.com. Thank you for your assistance.

Sincerely,

/s/ Richard E. Baltz

Richard E. Baltz